EXHIBIT 99.8

INFOSYS TECHNOLOGIES LIMITED
CNBC – BOARDROOM
JULY 12, 2005

CORPORATE PARTICIPANTS

Nandan Nilekani
Infosys Technologies – CEO, President and CEO

Kris Gopalakrishnan
Infosys Technologies – COO and Deputy MD

Mohandas Pai
Infosys Technologies — CFO

Basab Pradhan
Infosys Technologies – Head — Sales

S.D. Shibulal
Infosys Technologies — Director

Steve Pratt
Infosys Consulting – CEO

BG Srinvas
Infosys Consulting – Head – European Operations

Udayan

Welcome back, we are now inside the building that we just saw the exterior of, that is, the Infosys campus in Bangalore. We are here for the first quarter numbers. The stock is a bit subdued, it is down about Rs. 70 odd because there is not huge positive surprise, but then that is the market’s problem expecting surprises every time from Infosys, even when they guide a slightly muted quarter, people keep on having very high expectations. This time too, before we came in, people were telling us how they would up their yearly guidance to Rs. 90 etc. That has not happened and maybe that is the disappointment, which is reflected in the Infosys price at this time. The Sensex has recovered after the soft start. We are up about 23 points on the index. The NIFTY futures is up about 11 points, and Infosys off the lows of the day.

Of course, we are here with the Infosys top management as every quarter. We have got Nandan Nilekani, Mohandas Pai, S. Gopalakrishnan, and Basab Pradhan, all joining us. And over the next one hour, we will take you through various aspects of Infosys’ outlook for the rest of the year and for this quarter, and various members of the top management team will be with us over the next 60 minutes. Thanks very much all of you for joining in.

Morning. Nandan, how would you sum up this quarter? You started off this year saying that it would be a quite, subdued kind of quarter, it has pretty much been that?

Nandan Nilekani

Well I think it is pretty much being that. We had predicted it will be basically growing only about 1.5-1.6%, we actually grew by about 4.4% in dollar terms, but a lot of that growth has come because we did exceptionally well in our Finacle group, our banking group grew 41% sequentially over the previous quarter, and also from Progeon. So on the services side, the growth was about 2.3%. So I think, it was as we expected. I think the way we look forward though, you know, we are expecting the next quarter to cross half a billion dollars. We are expecting the next quarter to be between 6.3-6.9% growth. So I think, whatever we had expected has happened, and I think we had also said that we will see an uptick in the growth rate in the second quarter, which is now being reflected in our guidance.

Udayan

This Rs. 19.8 to Rs. 20.3 per share for second quarter is not hugely optimistic, do you still believe that Q3 and Q4 is where most of the growth will come in this year?

Nandan Nilekani

Well, on the expense side, you know, in the first quarter we took the, absorbed the cost of compensation increase. We increased Indian compensation about 15%, US compensation about 3%. We are also investing in visas because this the time we make applications for visa for the next round of visas, which open in October. So there are also some of those things which we need to look at.

Udayan

Kris, what has been the reality on the ground, you spoke about some compliance related issues in Q4, at the end of Q4, have those principally been the reason why you had a fairly sluggish kind of volume growth in this quarter?

Kris Gopalakrishnan

Yes, and if you look at the numbers, if you look at the BFSI sector itself, Finacle of course is part of the reason why it has done very well this quarter. Europe has done well. Even in the US, we have seen actually an uptick in the revenues from the BFSI sector, and hence of course, we believe that the issues related to Sarbanes Oxley etc. are behind us.

Udayan

They won’t crop up or continue to peg back volume growth in Q2, Q3, Q4?

Kris Gopalakrishnan

Well, we can only say from where we are today, and today that is not a concern. We have to wait and see if it has any impact in future. There are other issues which have come up, you know, 7/7, we have to see all those things, but right now, on the Sarbanes Oxley, there are no issues.

Udayan

Mohan, your margins are down in this quarter from 33.5 to 32% as we calculated, could you take us through why that has happened, is it principally on forex or salary?

Mohandas Pai

Well, this is operating level, so there are two key things have happened, one is about salaries, we gave a 13-15% hike in offshore salaries and 3% in overseas salaries, and that had a impact of about 1.8% on the total revenues. So we also had an increase in spending on visas. These are times to make application for visas, visas cost has gone up from $1000 to $2000 because they want to take some money for some other issues, and we made substantial investment in visas. And third, at the top level, we had a hit of 0.5% because of the GBP and the Euro going down, and that an impact on the operating level of something like about $1.2 million and 0.5%. If you take all the three, and the fact that we absorbed and we have maintained our margins, I think was a very good show.

Udayan

Do you think you can hold margins at this level going forward? In your Q2 guidance what have you assumed, 32% or a marginally uptick?

Mohandas Pai

Well, we assumed 32% and thereabouts, primarily because even this quarter we are going to invest heavily in our business in terms of visas because the visa application that you make this quarter, the second quarter and the first quarter, is what is going to get you visas because when visas open up in October, they could all be shut in an hour. So you make visas in advance, and you also may apply for express visas to make sure that you get a share, and this calls for large investment. We do feel that it is better that we invest back into the business for growth. We grow our Consulting engine, we grow our China engine, we grow the rest of the business, and look at growth opportunities right now. I mean, this is all about growth.

Udayan

Sure. Basab, what is the reality on the ground out there? Are deals flow sluggish because we usually don’t see 2.5% kind of rupee volume growth in a quarter sequentially. Has anything slowed down or is it just because of the issues that Kris spoke about?

Basab Pradhan

No. Absolutely not. Deal flow is very strong. Our account opening has been very strong. If you look at last quarter’s account openings, we opened 36 new accounts, and I think the key thing to note there is the quality of accounts that we have opened; 9 of those 36 accounts are global 500 accounts, I mean, there is all of 500 accounts there, and you open 9 in one quarter, so I think we are happy with account opening, with deal flow, the size of the deals is also going up. So overall it is very positive in terms of what is happening on the ground.

Udayan

Is it true that you have bagged a fairly significantly sized order in this quarter from an Anglo Dutch bank?

Basab Pradhan

We will let you know when it happens.

Udayan

Negotiations are still on?

Basab Pradhan

Yes.

Udayan

Okay, would it be one of the largest deals that you would have ever bagged in your history if it came through?

Basab Pradhan

Yes.

Udayan

Can you quantify it, what could be the number?

Basab Pradhan

No, we actually don’t know yet.

Udayan

But would it be in excess of about $50-100 million?

Basab Pradhan

Yes.

Udayan

I am using a conservative figure so that you can say, yes. $100 million plus..

Nandan

Yes. I think you should just keep an account it has not happened yet. You don’t know the size, and it may not be profitable in the first year, so just keep that in mind.

Udayan

You have given out more than you would have liked to, and I am kind of done with that, but let me ask you, when do you think that order will actually come to fruition if it does?

Nandan

We can’t, I think we are already getting too deep in this one. I think we will really let you know as soon as it happens, if it happens.

Udayan

Okay. What is your sense of the environment out there Nandan, has anything changed in Q2 at all? Kris spoke about 7/7, do you see any impediments at all?

Nandan Nilekani

I think 7/7 clearly is something we should keep an eye on because while people have sprung back pretty quickly, I think, always it leaves some underlying residual effect which we don’t know what is going to happen, people cut down on the travel and so on and so forth, but apart from that I think on the outsourcing side the dialogue actually is moving from job loss more to privacy and security issues, so we need to keep an eye on that though that probably will affect the BPO side more than the IT side. I think Europe is definitely picking up and I think when BG comes, if he comes on this program, he will talk about that. So I think there is nothing different to report from what we talked about in April. I think more importantly, I think our strategic investments are now bearing fruit. I think we invested in Finacle for many years, it is bearing fruit. Progeon is doing well, and our strategy of non-voice is now proving to be right. Our Consulting approach we think is setting a new benchmark for consulting. So I think those are the underlying things we need to look at.

Udayan

Absolutely, and I will talk quite a bit about the new initiatives when we come back and we will talk about product this time because we really haven’t spent any time on it, but what we hear from many of the PSU bank chairman is that Finacle is making a dent in the domestic market, so we will come and ask Kris about Finacle after this break. So lot to talk about — Consulting, Progeon, Finacle, when we return.

Welcome back, you are still watching the Infosys Board Room. This is first quarter results we are analyzing with Nandan Nilekani, Mohandas Pai, S. Gopalakrishnan, and Basab Pradhan.

Nandan, bill rates, have they softened a little bit in this quarter?

Nandan Nilekani

Yes, I mean, there is a slight decline. But I think I won’t read too much into it because last quarter we had an improvement of 1.3% on onsite, now it has come down 1.3%. So I think our basic point is that it is stable, and on new business we are seeing a 2-3% increase. So I think, I won’t go by quarterly but look at it as a trend.

Udayan

Why is that happening at all Basab? Because we tend to assume that bill rates can moves only in one direction now, which is up, why a sudden softening?

Basab Pradhan

You know, while we are making progress with our MSAs, like we re-negotiate rates at a higher rate, new clients come in at a higher rate, but there is still the overhang of MSAs that we have negotiated in the past, and as revenue from those clients increases, that can weigh it down, and so there is slight fluctuations from quarter to quarter, we call this the account portfolio mix, and that is the reason why we are seeing this decline.

Udayan

Kris, offshore volume growth of just 1.5%, while onsite volumes have grown by 5% plus, any reason why that has happened because we have been seeing the other way round in previous quarters?

Kris Gopalakrishnan

Right, onsite has marginally increased, but again it is quarter-quarter, you know, it is very difficult to really look at this as a trend. This is something we very closely monitor, and it is complex because it depends on which service has grown this quarter, you know, which account has grown, project starts, so there are lot of reasons. We are now seeing Q2 growing faster, right? So typically, onsite will grow up in order to seal those projects etc..

Udayan

It is not a trend, beginning of a trend.

Kris Gopalakrishnan

We cannot yet say that it is a beginning of a trend, we need to wait and see.

Udayan

What impact would it have on your margins, Mohan?

Mohandas Pai

Well, I think, unless the mix changes in a very dramatic manner, very marginal impact. You know, we have a conundrum that you earn the same onsite per person in operating profit as offshore though the percentage is different. So offshore you get more percentage, onsite you get lesser percentage, but overall you earn the same. But what is important is that, if onsite goes up, it means that there are more project starts. Project starts lead to greater work downstream later on.

Udayan

Have employee additions been relatively muted in this quarter, kris, 2000 odd. We were expecting to see 4-5 thousand?

Kris Gopalakrishnan

No, it is actually, you know, not what we said. See, there is some seasonality to employee additions. We had stated that we had already made offers in the campuses last year, and second quarter we are seeing a gross addition of 7000 people, most of the campus joins of course come in. For the year, we are increasing our numbers. For the remainder of the year, we are looking at 13,500 people. Gross number, all these are gross numbers, 7,000 in Q2, and for the remainder 9 months 13,500.

Udayan

Including Progeon.

Kris Gopalakrishnan

Yeah, for the group.

Udayan

Nandan, your revision upward for the full year guidance is also quite modest, Rs. 1 per share, why did you do it at all, you could have just left it unchanged?

Nandan Nilekani

I think we did a very thorough analysis of this, and you know, we looked at the pipeline and in fact in this quarter, I think we have been pretty good in the guidance of talking about 6.3 to 6.9% growth sequentially. But as we look further down the road, one is, we wanted to keep in mind any possible downstream impact of this 7/7 stuff, and second, last year in the fourth quarter of the year, we didn’t have that much growth. So keeping all that in mind, we thought this was the right guidance to give, and we have to give what we felt, if it meant a revision, it meant a revision.

Udayan

It was not with the market in mind?

Nandan Nilekani

No, we focus on us, what we feel is right.

Udayan

Okay. Kris, Finacle, we don’t spend too much time on it, but is it beginning to assume a proportion where it can be a serious contributor to your revenues going forward because so far it has been a marginal contributor?

Kris Gopalakrishnan

Finacle currently contributes 4.7% of our revenues, it went up from 3.4% last quarter. More importantly, many of the large banks in India use Finacle as their core banking product. We have, in this last quarter, been able to make inroads into the developed markets like Australia, Singapore where some of the best known names are choosing Finacle suite as their banking solution. So I think it is making an impact.

Udayan

Okay. Basab, let me just talk to you about what you see between classes of service offerings that you are offering out there, I think a lot of brokerages, investment banks are talking about that your older service offerings might be slowing down a little bit, is that true on the ground at all?

Basab Pradhan

Well, I mean, we have, if you look at the older services, application development and application maintenance, there continues to be growth there. There is huge demand for those services. Those are mature, in a sense that, we know how to do them, but they are not mature in say Europe or many other verticals in the US. So we expect to continue to grow in these services. We expect, their growth rates may be a little lower than our newer services because the newer services are new and they are small. Amongst the newer services, we are particularly excited about how consulting is shaping up, because that has implications for the downstream package implementation as well as application development streams, and also new ones like testing. So these are very exciting growth engines for us for the future.

Nandan:

I think, 40% of our revenue today is coming from new services that we introduced in the last 5 to 6 years, and that is a very conscious strategy of the firm.

Udayan

Which would include what all?

Nandan

It would include Enterprise Services, IVS which is testing, IMS which is infrastructure management, it concludes BPO, it includes consulting, it includes SI, these are all new services launched in the last 5 to 6 years. So obviously if we are emphasizing and growing the percentage of revenue from new services, the percentage of revenue from old services is going to come down because it is a zero sum game. But it does not mean in any way that we have reduced our focus on that.

Udayan

Sure. Testing is an exciting space. There is a lot of talk going around on that one.

Basab Pradhan

Yes, it is. We think testing combined with the domain strength that we have in certain verticals like the Communication Service Provider vertical, there is a huge business to be done there. As telcos roll out new services like Voice over IP, the whole infrastructure end-to-end needs to be tested out, and those are multi-multi million dollar deals.

Udayan

What does that all mean for you margins, Mohan? As you get more and more contribution from newer offerings, is it margin positive or margin neutral?

Mohandas Pai

Enterprise Solutions is margin enhancing. Testing is margin positive because it is mostly offshore. Business process management drags the margin down, on the percentage basis okay, on the per capita basis it drags it down. Infrastructure Management Services is the company average. Overall, if you take the entire basket, it will be positive for the company. It allows to plough back more money into the business, it allows to invest in domain expertise and technology expertise and make us a company which has got a very rich end-to-end capability.

Udayan

A quick word on the cost side, do you see wage inflation after the current hike that you have taken, over the next three quarters. Do you see it pressuring margins at all going forward?

Mohandas Pai

Udayan, we got to put this bogie to rest once and for all because you know we have been hearing it for 12 years that this wage inflation will get our cost will go out of control. Now at the entry level, wages have been stable for the last four years. At the middle level, in some verticals or some horizontals, wages have been stable. In some, because of demand for people, wages have gone up. At the senior level, wages have been stable. So essentially you are seeing wage inflation from a small group of people which are in the middle level because, one, the industry is growing at a very fast pace, 25-30%, you need more experienced people. The industry is becoming more diverse horizontally and vertically, so you need more domain experts. When you are going up the value chain, you are taking more complex projects, that calls for more experienced people, and because of growth rate you are not able to do it. But if you look at traditional business like, application maintenance and application development, there the wages in the middle level also are tapering off, the wage pressure is tapering off. So, I think this whole issue that we are getting less competitive because of wage pressure, we got to put it to rest. If you look at the last 12 years, wage cost has remained constant for us between 44% to 48% of revenues.

Udayan

Fair enough. We will slip into a break now. So much more to talk about, but we have got about 40 minutes to go. Before I slip into a break, I think Basab will leave us at the end of this, so let me just ask one question to him. You spoke about a banking order, there was another one doing the rounds from a Swedish power company, is that true? Or I think you clarified, confirmed that one, have you not?

Basab Pradhan

I have not given any clarification on confirmation on that.

Udayan

No? On setting up a special team in Bangalore to house an order for the Swedish power company?

Nandan

No, we did it at Alstrom.

Udayan

That is right.

Nandan

Yeah, that was, we had a press conference on that. That is public information.

Udayan

So what are the details of that one now?

Nandan

That is, essentially we are setting up a R&D center for Alstrom, which is on the power side, and it is a multi-year deal, about 39 million dollars, multi-year deal.

Udayan

Three or five years?

Nandan

Three years. That one is already announced.

Udayan

Okay. We will take a break, come right back in two minutes and talk more to the Infosys top management. We have got other members of the management also joining us after this break.

Welcome back. You are still watching the Infosys Board Room. We are with the top management, Nandan, Mohan, and Kris are still with us, and we are now jointed by S. D. Shibulal, Head of Global Delivery. Shibu, thanks very much for joining.

Shibulal

Good morning.

Udayan

We have spoken a little bit on onsite/offshore, do you see that mix changing at all as we go forward into the remaining three quarters?

Shibulal

No really, actually. This quarter it has changed marginally. There is no material change. It is also important to note that we have been able to keep the onsite/offshore ratio stable while we are changing our portfolio mix. As Nandan said, our services portfolio has shifted towards our new services which we have added over the last 5-6 years, and some of them like the Enterprise Solutions are little more onsite heavy, but at the same time we have been able to manage our onsite/offshore ratio and keep it stable.

Udayan

Okay. I will come back to you. We need to spend a minute with Nandan because he is going to leave us at the end of this segment. More initiatives Nandan, do you think Consulting, Progeon are going to be a size in the next three to four quarters where they will become material drivers of growth?

Nandan Nilekani

Well, certainly Progeon we expect to grow at 100% this year, so that is pretty good compared to the overall growth, and Consulting also is growing very well. I think the key thing is that the strategic decisions we took are turning out to be right, you know, in Progeon we focused on non-voice genuine BPO, integration of IT with BPO. I think that is now turning out to be the right strategy, and everybody is acknowledging that. Similarly on Consulting, I think our model of getting five top five guys as MDs of Infosys Consulting, and creating this model where they are incentivized to create downstream work is proven to be a right model. So I think the way to look at it is that a set of strategic decisions we took, new initiatives, are all now sort of coming together, and some sort of validation of what we have been saying is happening. I think that is the key message of all the new initiatives.

Udayan

But new businesses tend to take off after a certain size, do you think in the next couple of years you would see that take off stage where these businesses have attained a certain size and then they become so large that they will contribute meaningfully?

Nandan Nilekani

Well, I think you know, if you take Progeon, as I said, you know, it is looking at doubling this year, but the thing is the company is also growing, so in percentage terms, it may still be a smaller part, but a bigger percentage terms. On consulting, we have said very clearly that just Infosys Consulting alone we expect to have more than five hundred consultants by March 07, which in turn will create downstream work for, you know, three to four times that number of people. So I think, you can do the math on that, it certainly may not overwhelm the numbers, but it is very much part of where we are heading, and remember that when we talk about consulting it is not just the consulting as we have in Infosys Consulting, if you take our guys in Infosys Consulting and ES and all that, we are talking about something like 1700-1800 people, which is growing all over. So I think that morphing of our position, the morphing of our brand, and the morphing of our service offering is happening every quarter.

Udayan

We will let you run. Thanks very much Nandan as always.

Nandan Nilekani

Thank you.

Udayan

We will take a break now. When we come back Nandan Nilekani is gone, but the rest of the management team is here, and we will talk in a great detail with Shibu on delivery and with Mohan on Progeon, that is right after this break when we come back.

Welcome back, you are still watching the Infosys Boardroom. We have with us now Mohandas Pai, S. Gopalakrishnan, and S. D. Shibulal. In a bit, we will also be joined by Steven Pratt, who heads the Infosys Consulting, and we will have the head of Infosys Europe and Middle East and Africa as well joining in, that is B. G. Srinivas in the next few minutes as well. Mohan, let me start with you on Progeon, could you give us an update, you are still on track for the 80 million dollar guidance for the year?

Mohandas Pai

Very much, we had a 24% sequential growth up from 14.5 million dollars to 18 million dollars. Net income is at 24.5%. We have seen significant ramp up in one of our productized services called order to remittance. In order to remittance, we are among the top three in the world in terms of the global solution. We have got about three-four clients in the high-tech space, and other clients are coming and talking to us. In knowledge services, we have more than 130 people who are now doing economic research, who are doing credit rating for a global bank, and the head of that global bank told us that he sees a reduction in the risk because of what we are doing, and that business is ramping up, there is a significant amount of interest in that. Progeon is doing a great job.

Udayan

Non-voice, the chosen area for you?

Mohandas Pai

Yeah, non-voice is the chosen area, there is a little bit of voice, and it comes because of the end-to-end service. For example, in mortgage processing, as and when you process a mortgage application, there is a requirement for customer service, so that will be the voice part. For a global company from England, we have a little bit of voice as part of the entire basket of services. So I think voice is subsidiary to what we are doing in terms of transaction processing, transaction processing is the key.

Udayan

Overall you do not see as Progeon becomes bigger and bigger a drag on your margins because the overall margins are lower?

Mohandas Pai

No, the margins are 24.5%, you know, Infosys gets 25.7% on a consolidated basis so long as they meet their margins. But the key here is, the revenue productivity is lower. Revenue productivity today is around $ 21,500 per year, whereas Infosys has got $ 77,000 per year, so 24.5% on 21,000 is a small amount compared to what the Infosys earns. But the key issue is, on the client side, the client sees you as a partner because you can consult for business transformation and then you write the software and create a technology platform, then use the platform to process transaction and offer end-to-end services. It is a killer, it is a killer service, and people are seeing this integration in a very big way, and that is placing us in a very unique position among competition, and if you do it all offshore substantially, it is an out-of-the-world service, you know, nobody can beat you.

Udayan

Shibu, are there any large clients who do the entire chain with you, starting from consulting down to BPO?

Shibulal

Yes, actually there are very large customers who are actually buying our end-to-end story. In fact, for example, Mohan talked about the order management solution. This quarter, we have two high-tech manufacturers who have adopted our order management solution. If you look at last quarter, we talked about a large energy organization which got into our consulting. This quarter we have got the downstream work, so that means our end-to-end story is getting very good traction with our customers. We are also investing heavily into actually building the capabilities because to deliver end-to-end, you really need very high capabilities in three different domains, first, on the business side, second on the domain side, and third on the technology side. So if you look at last quarter, we have 400 people getting certified on domain competency related issues, things like Loma certification, manufacturing certification. We have 600 plus people certified on project and program management. So we are investing heavily in building our capabilities to deliver the end-to-end value to our customers.

Udayan

Could you just take us through whether there has been any significant churn between, the performance between verticals in this quarter?

Shibulal

Actually last quarter if you look, the telecom segment has come down about 7.6% quarter on quarter.

Udayan

Any reason why?

Shibulal

That is because couple of our customers are still having some friction in the business, and that is one space. If you look at the banking segment, Kris talked about it already, as a percentage basis it has gone up from 34 to 36%, I think 2 percentage points up. And that is mostly from Finacle, some in Europe and some in North America.

Udayan

Okay, Kris you have almost, stopped asking you this question in the last couple of quarters, but lot of small companies have been making interesting deals abroad, small sizes, 10-12 million dollars, you still not find anything which fits your profile?

Kris Gopalakrishnan

You know, we always are open. We look at any point of time, you know, two or three opportunities because this is something we have to keep an eye open always. To find the right company is always, its alliance, because there are lot of parameters, it has to be accretive, it has to add value over the next four quarters, the right value system, the right culture, we must be able to retain the people, all that, so we have some criteria.

Udayan

Have you been looking at the product side as well, something which compliments your product profile?

Kris Gopalakrishnan

No, we have been looking on the services side, primarily to increase our geographic penetration in Europe, Japan, etc., as well as the vertical foot print, or the industry foot print in North America.

Udayan

Are you happy with the way some of your initiatives are rolling out, and consulting we will talk to Steven in a bit, but broadly do you think they are moving in a direction where they can generate scale over the next three to four quarters?

Kris Gopalakrishnan

Definitely, if you look at, Nandan talked about 40%, clearly I think it is working, the strategy is working, and all of them are growing at different rates, but all of them are adding to the total value we bring to our clients, an end-to-end story.

Udayan

Okay. Thanks Kris very much for joining in today. We will slip into another break, when we come back there is more from the Infosys management, Infosys Consulting is something that Nandan has spoken about quite a bit. When we come back after the break, we will ask Steven Pratt how the progress is on at Infosys Consulting, will it break even this year, and what is the outlook for FY07. Back with more on consulting after this break.

Welcome back, as we promised you, we are now going to talk a little bit about Infosys Consulting. It may not be very large in terms of size just yet, but a lot of analysts do believe that this is the future, one of the future growth engines of Infosys going forward because not only does it come at the very top end, as Shibu has just been taking about, when you start there you can get a lot of, or drive a lot of work through the consulting assignments down through the entire work and value chain of Infosys. We have got Steven Pratt, CEO of Infosys Consulting joining us now. We are also joined by B. G. Srinivas, who heads the Europe, Middle East, and Africa practice of Infosys. BG, Steven thanks very much, both of you for joining in. Haven’t spoken to you for a quarter, two quarters now in fact, what is the status, how are things moving at consulting?

Steven Pratt

We are off to a great start. We were just finishing little bit of first year, and from all matrix, I think we are doing very very well, but most importantly, we are trying to prove, is this the right model, is this the model of the future, and I am very happy to say that it has been a great year for that. I think we have delivered great value to our clients. We have been able to work very very well with Infosys Technologies, and to really expand new markets for Infosys to create a new avenue of growth for the company.

Udayan

When do you see yourself achieving reasonable scale, because Infosys is a large company, anything that you do will be measured against the size of Infosys, when do you see yourself kicking in with very good scale, in the next three to four quarters is it possible?

Steven Pratt

I think achieving the scale is relative, I think that if you look across Infosys right now, it is close to 2000 consultants. Our model is that the consultants onsite would drive flow through revenue in a ratio of about 1:4. So I think we are getting, for Infosys Consulting obviously we are still relatively small and starting out, but I think we are on a very very rapid growth pace, and so I think within the next year or two we will be at the point where we will have overall scale, but right now we have enough scale to compete on any given engagement, so I think we have been able to have some great wins in the market in the last couple of quarters, and I think are making a big difference for our clients.

Udayan

Would you break even this year, do you think?

Steven Pratt

Our plan is to break even in Q4, and we will do that.

Udayan

Okay. Mohan, could you just take us through what kind of salary levels exist in Infosys Consulting, and whether they are way above what you would pay your key onsite top management employees?

Mohandas Pai

Well obviously the salary levels at partner levels are what the market demands, and at the next level, when you come to one step below the partner, and you take the senior people, here we are comparable. And you go down one more step and you come at the associate level, and if you have consultants within Infosys, they almost get the same because we have moved to role based organization compensation structure. So if you play the role, whether you are in Infosys Consulting or you are anywhere else, the salaries are comparable onsite.

Udayan

Sure. Shibu, do you see a lot of reverse flow, any of your large existing clients might be asking for any kind of consulting assignment from Infosys Consulting?

Shibulal

Absolutely. In fact, a case in point I want to point out is that we have been working with a large software product manufacturer in the US. They have now hired Infosys Consulting to look at their worldwide licensing program. How do they license software worldwide? So that is a classic example where an existing customer of Infosys has gone in and hired Infosys Consulting to create a new program for them and eventually as Steve said, the philosophy is that that will drive 1:4 downstream revenue. So we are not only expanding our consulting footprint in that customer, but we are also expanding the downstream footprint within the existing customer. They have also been opening new accounts for us, but most of it is happening within our existing customers.

Udayan

Is it a compelling pitch Steve for you to go to a large client and not only, because you guys have relationship struck over many years with many of the large clients, you have to tell them that here is the big story offshore, which you can tap in as well.

Steven Pratt

Right. I think it is great story because it is absolutely optimized for client value. If you think that we have the onsite consultants which are people working day to day with the clients, we are averaging about 200 dollars an hour, we are receiving, combined with the Global Delivery Model, and it is very lean, in fact some people have called us the Dell of the consulting industry, whereas I think our competitors have most of the money that a clients invests in has to be a onsite technology, and so there is not much left over to actually think about the business and to really help the business be competitive. So our model is very optimized for where the client invests money, and so I think it is very compelling.

Udayan

Are you able to attract top quality consulting talent at Infosys Consulting?

Steven Pratt

Absolutely, I think that is, one of the big success of the year is to, I mean, we have created a good environment for new consultants, and we have been able to attract people from the top consulting firms in the world. I think right now there aren’t that many good choices out there, and I think we offer a great choice because we are growing and we have the right model and we are just scaling very very quickly, whereas if you look at our competitors, they are trying to really reconstruct their model and going through very difficult changes really to get our model, and so it is lot more fun doing this way.

Udayan

Mohan, does it prick you looking at any of those consultants in trouble out there or do you think your model is working, there is no need to make an inorganic move in that space at all?

Mohandas Pai

Well, I think Steve has to come with recommendations because he is running the business, and if he finds that there is a need to acquire a consulting company, which will help him, we are always open, I mean, Steve runs the business, so he has to make the decision.

Steve

Well, we are always looking, As Kris said, we have looked at number of companies, I mean, the most important thing is to get the core right. The strategy is to build a great consulting capability integrated with Infosys and reflecting the Infosys values and what we are really doing is getting back to the heritage of management consulting and just doing it the Infosys way, which is really matrix driven with ,<word inaudible> and with very high integrity focussed on delivering value for clients, and I think we have a very good base for that, so once you establish the base then I think scaling through bringing in other companies is achievable.

Udayan

It is more than a possibility that you would want to add scale to your business to a different size altogether by an inorganic move once you stabilize your core operation.

Steve

We do not have specific plans right now, but I think that it is part of our strategic options that we are constantly looking at. It has to be the right company with the right culture with the right economics, and so, so it is extremely a possibility.

Udayan

Steve good luck to you, thank you very much.

Steve

Thank you.

Udayan

We will slip into a break, BG has been waiting by patiently, so when we come back we will focus on Africa, the Middle East, and Europe as well. Europe is very important this time, Mohan spoke a bit about the hit because of the Euro and the Pound Sterling, the 7/7, which has happened out there, so that is something to focus on when we come back. Keep watching.

Welcome back, last leg of the Infosys Board Room for this quarter. We have still got Mohandas Pai, S. D. Shibulal, and B. G. Srinivas, who heads the Africa, Europe, and Middle-East operations of Infosys with us now. BG, thanks very much for joining in. Nandan just talked a little bit about 7/7 and its potential impact, have you seen any kind of disruption at all?

B. G. Srinivas

As of now, I would say it is too early to comment. We have seen businesses going back to normal right from the second day of 7/7. As of now, we have not seen any change in our client behavior, they want to get back to the business as normal. So I would say it is pretty early to comment on that. Business is normal, so we do not foresee any impact at least for this quarter.

Udayan

Typically, what kind of a lag does it have? If such an incident were to have an impact on your revenues or order flow, when would you see it?

B. G. Srinivas

Q3 or Q4, but we do not see any steps as of now taken in that direction.

Udayan

How is Europe growing relative to the US?

B. G. Srinivas

Europe has done well in terms of growth. In the last many years, in fact, we have kept up with an aggressive growth rate compared to the rest of Infosys. In fact, Europe contributed to about less than 10% six years ago, and today we are contributing about 23.9%. So there is significant increase, and then the challenge is with Infosys also being growing on a relatively fast pace, so in order to keep up and outgrow, we have been really making investments. Today in Europe, we are having offices in over nine countries. We service over 14 countries in Europe. On quarter-on-quarter basis, even in the last one quarter, we have seen a 13% sequential growth.

Udayan

24% coming in from Europe, Mohan, you would need to look at your forex management in the Euro and Pound now?

Mohandas Pai

Yeah, we need to look at it much more deeply than what we have done. For example, we have not taken cross currency options, we find that the dollar moves separately from the Euro and the Pound, so we need to look at that, and we examine that very closely. We get about 78% on a consolidated basis from the US Dollar, we get about 6% from Australia, the Australian dollar, we get about 11% from the GBP and the Euro put together. We tend to forget Australia when we talk about this, and we have to look at it more seriously, we are in fact doing that.

Udayan

You would be hedging on Euro and GBP front?

Mohandas Pai

Yes, that is something that we are looking at seriously, and we should be doing that.

Udayan

Middle East and Africa would be relatively virgin markets for you?

B. G. Srinivas

I would say, yes. We have had a few clients there, and we are making investments, but still a virgin market out there. Significant amount of revenue today comes from Europe, Western Europe part of it.

Udayan

Shibu, we spoke about new businesses, new verticals, Consulting, Progeon, what about new geography, do you see any major delivery thrust coming in from these new geographies?

S. D. Shibulal

Actually, as BG was talking about, he is already looking at Middle East and Africa. Canada gives us about nearly 15-20 million dollars of revenue today, that also is an option for us to look at and investing and scaling it up. So you have Middle-East and Africa being looked at by BG, and Canada on the other side, which we are looking into.

Udayan

Okay. Mohan, last word with you. Put the guidance in perspective, for Q2 what essentially is the message you are sending to the market, because Q1 was quite subdued in terms of guidance?

Mohandas Pai

Well the message we are sending out is that business looks good. We have had some very significant wins in the first quarter, and we have made sure that the margins are protected. We have the ability to make substantial investments back into the business. We have upped our capex expenditure by 180 crores for the year. We have upped the hiring of people, for the nine months, we will be hiring 13,500 people gross. Remember, in the beginning of the year we said we are going to hire 12,600 people gross as a very significant step, but we tend to be little bit cautious now because of 7/7, we have to basically see whether there is going to be an impact, like BG said in Q3-Q4. We have not seen that, but I think overall the business looks positive and we are right on track, and we are very confident about this business, and we have a very strong strategic position. And if you look at the top three players from India, over the last five years we have grown the fastest. We have the best numbers, and we are strategically placed. If you look at our horizontals and look at the verticals, we are able to offer domain rich, technology rich, end-to-end business solutions to our clients, and we have already made substantial investments in the integration. If you look at the verticals that we have, we are well diversified, and we have built up good domain competency. So we have a very solid business that we are running, and globally among the top players, we are right there, our name is being spoken about, and the whole market is moving our way. It is a fantastic position to be in.

Udayan

You are going to be in the NASDAQ 100 soon, you think?

Mohandas Pai

Well, we do not know, we have to wait and see. Right now, data says that we are among the top hundred, and we have to wait and see. We are told that, on CNBC we heard that somebody from NASDAQ came and said that they are going to take a decision sometime in September or thereabout. We are optimistic, but let us wait and see.

Udayan

Okay. Good luck to all of you. Thanks very much for joining in today. That is the Infosys Board Room for this quarter. The markets have taken it a little in a subdued fashion because there were no great positive surprises, but that is the guidance. which was given out in Q1 as well. That is it from the horses’ mouth. We will get you more. The markets have stabilized this morning, that sounds very well. I hand you back to our studios out there in Bombay, Mithali.